Exhibit 99.1

Media Contacts: Tally Netzer, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-202 tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

UTStarcom Supplies Optibase IPTV Encoding Platforms For Deployment of RollingStream End-to-End
IPTV Solution with AKSH in India

HERZLIYA, Israel, May 29, 2007 – Optibase Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, announced today that UTStarcom (Nasdaq: UTSI), a global leader in IP-based, end-to-end networking solutions and services, will integrate Optibase’s advanced H.264 Media Gateway (MGW) 5100 IPTV encoding platforms in its end-to-end RollingStream IPTV solution for deployment with AKSH in India.

Aksh, a leading provider of IPTV solutions in India, will utilize Optibase’s integrated carrier-grade TV streaming platforms in order to provide advanced H.264 high-quality encoding.

Dr.K.S.Choudhari, Managing Director of Aksh Optifibre on commissions of the Optibase H264 platforms commented “The video quality and customer response time of Optibase is commendable. We see a long term relation with this company.”

“Our collaboration with UTStarcom and the installation at Aksh is an important strategic step for Optibase,” said Mr. Udi Shani, executive vice president of sales at Optibase. “We believe that our expertise in high-quality video streaming over IP networks combined with UTStarcom’s integration capabilities creates a winning IPTV solution. “

About Aksh Optifibre Ltd. (AOL)

Aksh Optifibre Limited (AOL) is the second largest company in the Indian Optical Fibre cable industry. It was incorporated in the year 1986 as a private limited company and was converted into a public limited company on 13th March 1994.

Known for exclusively manufacturing optic Fibre cables and Fibre to home cables, Aksh came forward to manage the software, hardware, service set-up and content delivery of the IPTV service launched in Delhi in October 2006. The company has entered into a seven-year agreement with MTNL to provide IPTV (Broadband content) services in Delhi and Mumbai. IPTV is a direct substitute for Television content which has to be currently accessed through cable networks or DTH services, with better quality of reception and several add on features such as such as time-shifted television, interactive games, video calling, e-learning etc.

About UTStarcom

UTStarcom is a global leader in IP-based, end-to-end networking solutions and international service and support. The company sells its broadband, wireless, and handset solutions to operators in both emerging and established telecommunications markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks. Founded in 1991 and headquartered in Alameda, California, the company has research and design operations in the United States, Canada, China, Korea and India. For more information about UTStarcom, visit the company’s Web site at www.utstar.com.

About UTStarcom’s RollingStream

UTStarcom’s Rolling Stream is an end-to-end solution designed for telecommunications operators and broadband service providers to deliver broadcast quality TV and on-demand entertainment programming over IP networks. RollingStream is designed to offer service providers the scalability, reliability, and bandwidth efficiency to support new services including broadcast TV, Network PVR (n-PVR), Video on Demand (VoD), and Near Video on Demand (NVoD) over existing network infrastructures. This may result in opportunities for increased revenues, new services, and improved customer satisfaction and retention. For more information about UTStarcom’s RollingStream solution, please visit: http://www.utstar.com/Solutions/Broadband/IPTV.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.